Registration Statement No. 333–218897 Pricing Supplement No. 3090I; Rule 424(b)(2)

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	First Interest Payment Date	First Interest Payment Amount
100.00%*	3.50% (per annum)	Semi-Annual	January 19, 2019**	$17.50 (rounded to the nearest cent)

Aggregate Principal Amount: $1,000,000

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Date:	July 10, 2018
Trade Date:	July 16, 2018
Issue Date:	July 19, 2018
Redemption Date(s):	N/A
Maturity Date:	July 19, 2020
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25155MLG4 / US25155MLG41
Listing:	The notes will not be listed on any securities exchange.

*     Because we are unable to determine the issue price of the notes for U.S. federal income tax purposes, which could be as low as $994.50 per note, we intend to treat the notes as having an issue price of $994.50 for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated as having original issue discount, the tax consequences of which are described in the accompanying product supplement. If you purchase a note for an amount greater than $994.50, you should read the section “U.S. Federal Income Tax Consequences — Acquisition Premium and Amortizable Bond Premium” in the accompanying product supplement. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

**   Notwithstanding what is provided in the accompanying product supplement, the Interest Payment Dates will be the 19th day of every sixth month, beginning on January 19, 2019 and ending on the Maturity Date.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	0.55%	99.450%
Total	$1,000,000.00	$5,500.00	$994,500.00
(1) The Agents may receive discounts and commissions of up to 0.25% or $2.50 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 99.450% and 99.70% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.
Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

DTC Book Entry Only
InterNotes® is a registered servicemark of Incapital Holdings LLC
By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued by the Issuer, and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement, prospectus supplement and prospectus for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement I dated April 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318005020/crt_dp89813-424b2.pdf

Prospectus supplement dated July 7, 2017: https://www.sec.gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21.pdf

Prospectus dated July 7, 2017: https://www.sec.gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21.pdf

July 16, 2018

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2016, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated as of January 1, 2016, which has been filed by the Issuer on Form 6–K dated January 4, 2016.